UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Achillion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00448Q201

(CUSIP Number)

October 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 00448Q201	13G

1.	NAMES OF REPORTING PERSONS

	Blackwell Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	20-8075455

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐
			(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		5,240,892
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		5,240,892
	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,240,892
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%
12.	TYPE OF REPORTING PERSON

	IV

CUSIP No. 00448Q201	13G

1.	NAMES OF REPORTING PERSONS

	Duke University

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	56-0532129

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐
			(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		5,240,892
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	8.	SHARED DISPOSITIVE POWER

		5,240,892
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,240,892
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%
12.	TYPE OF REPORTING PERSON

	OO

CUSIP No. 00448Q201	13G

1.	NAMES OF REPORTING PERSONS

	DUMAC, Inc.

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	90-0754895

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐
			(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		5,240,892
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	8.	SHARED DISPOSITIVE POWER

		5,240,892
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,240,892
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%
12.	TYPE OF REPORTING PERSON

	IA

Blackwell Partners, LLC (“Blackwell”), Duke University, and DUMAC, Inc. (“DUMAC”), (collectively, the “Reporting Persons”) are filing this Statement of Beneficial Ownership on Schedule 13G to report the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Achillion Pharmaceuticals, Inc., a Delaware corporation (“Achillion”) over which they could acquire beneficial ownership if they were to terminate their investment management agreement with RA Capital Management, LLC.

DUMAC is a North Carolina non-profit corporation. DUMAC manages the investment of endowment and other assets of Duke University and Blackwell. DUMAC does not hold legal title to its clients’ assets. The members of the board of directors of DUMAC are appointed by the executive committee of the board of trustees of Duke University.

Blackwell is a Georgia limited liability company that is managed by an entity that qualifies as a support corporation of Duke University under Section 509(a)(3) of the Internal Revenue Code.

Item 1(a).	Name of Issuer:

Achillion Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 George Street

New Haven, CT 06511

Item 2(b).	Name of Person Filing:

Blackwell Partners, LLC

Duke University

DUMAC, Inc.

Item 2(b).	Address of Principal Business Office:

Blackwell Partners, LLC

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Duke University

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Item 2(c).	Citizenship:

Blackwell Partners, LLC

Georgia

Duke University

North Carolina

DUMAC, Inc.

North Carolina

Item 2(d).	Title of Class of Securities

Common Stock, $.001 par value per share

Item 2(e).	CUSIP Number:

00448Q201

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act.

(b)	Bank as defined in Section 3(a)(6) of the Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Blackwell beneficially owns 5,240,892 shares of Common Stock of Achillion, which constitutes approximately 5.4% of Achillion’s outstanding Common Stock as reported in its Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 7, 2014. Of the above 5,240,892 shares of Achillion’s Common Stock, Blackwell has sole voting and dispositive power over 5,240,892 shares of Common Stock of Achillion and shared dispositive power over 0 shares of Common Stock of Achillion.

Duke University beneficially owns, and has shared voting and dispositive power over, 5,240,892 shares of Common Stock of Achillion, which constitutes approximately 5.4% of Achillion’s outstanding Common Stock. DUMAC beneficially owns, and has shared voting and dispositive power over, 5,240,892 shares of Common Stock of Achillion, which constitutes approximately 5.4% of Achillion’s outstanding Common Stock.

This Schedule 13G has been filed for informational purposes to reflect that DUMAC makes investment decisions for each of Duke University and Blackwell. Beneficial ownership of Achillion’s shares beneficially owned by Blackwell, Duke University, and DUMAC is also reflected in Schedule 13D, as amended, filed by RA Capital Management, LLC. The Reporting Persons disclaim beneficial ownership over the shares of Common Stock reported above.

Item5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item8.	Identification and Classification of Members of the Group

Not Applicable.

Item9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated March 26, 2014, by and among Blackwell, DUMAC, and Duke University.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 26, 2014
Blackwell Partners, LLC

	By:	/s/ Robert E. McGrail
		Name:	Robert E. McGrail
		Title:	Secretary
DUMAC, Inc.

Duke University

	By:	/s/ Robert E. McGrail
		Name:	Robert E. McGrail
		Title:	Secretary
DUMAC, Inc.

DUMAC, Inc.

	By:	/s/ Robert E. McGrail
		Name:	Robert E. McGrail
		Title:	Secretary
DUMAC, Inc.